Exhibit 23.1

KPMG Audit Limited Crown House 4 Par-la-Ville Road Hamilton HM 08 Bermuda	Telephone Fax Internet	+1 441 295 5063 +1 441 295 9132 www.kpmg.bm

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 6, 2023, with respect to the consolidated financial statements of Fidelis Insurance Holdings Limited, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Limited

Chartered Professional Accountants

Hamilton, Bermuda

April 14, 2023

© 2023 KPMG Audit Limited, a Bermuda limited liability company and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved